UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No.

    FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

    CLASS A COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

    31946M-10-3

(CUSIP Number)

David L. Ward, Jr.

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 633-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    August 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS LEWIS R. HOLDING TRUST UNDER AGREEMENT DATED FEBRUARY 10, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 541,232
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

This Statement relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2.	Identity and Background.

This Statement is filed on behalf of the LEWIS R. HOLDING TRUST (the “Trust”) which originally was created by Lewis R. Holding, as grantor and initial trustee, under North Carolina law as a revocable trust under agreement dated February 10, 2005.

Mr. Holding died on August 29, 2009. The trust agreement provides that, upon Mr. Holding’s death, The Fidelity Bank (the “Trustee”) will assume all duties and responsibilities as trustee. The Trustee is a state-chartered, insured bank organized under North Carolina law. Its address, and the address of the Trust, is 100 South Main Street, Fuquay-Varina, North Carolina 27526.

During the last five years, the Trust (1) has not been convicted in any criminal proceeding, and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock held by the Trust were acquired by contribution from its grantor, Lewis R. Holding.

Item 4.	Purpose of the Transaction.

The securities are held as assets of the Trust for investment purposes and to fulfill the dispositive purposes of the Trust.

Item 5.	Interest in Securities of the Issuer.

The Trust is, or may be deemed to be, the beneficial owner of an aggregate of 541,232 shares of Class A Common Stock, constituting 6.2% of the outstanding Class A Common Stock (based on a total of 8,756,778 shares as of September 21, 2009).

The assets of the Trust include shares of the capital stock of various other entities, including First Citizens Bancorporation, Inc. (12.4% of outstanding voting common stock), Southern BancShares (N.C.), Inc. (21.6% of outstanding common stock), Twin States Farming, Inc. (1.8% of outstanding common stock), and Yadkin Valley Company (26.7% of outstanding common stock). Those other entities collectively hold an aggregate of 341,358 shares of the Class A Common Stock. It is believed that the Trust does not control those other entities, and the Trust disclaims voting and dispositive power over the shares of Class A Common Stock held by those entities.

The Trust, through its Trustee, has sole dispositive power with respect to the shares of Class A Common Stock it holds.

The Trust does not have voting power with respect to the shares of Class A Common Stock it holds. Under the terms of the Trust, following Mr. Holding’s death the Trustee is required to vote shares held by the Trust as directed by Carmen Holding Ames. Ms. Ames is a contingent beneficiary of the Trust.

Ms. Ames is a United States citizens whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Her principal occupation is serving as a Director of the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are the same as those of the Issuer. During the last five years, Ms. Ames (1) has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Trust has not effected any transactions in Class A Common Stock during the 60 days preceding the date of the event requiring the filing of this Schedule 13D.

No person, other than the Trustee on behalf of the Trust, is known to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock held by the Trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above, the trust agreement under which the Trust was created provides that, following Mr. Holding’s death, the Trustee is required to vote shares of Class A Common Stock held by the Trust as directed by Carmen Holding Ames. In addition to those shares, the assets of the Trust also include 31,469 shares of the Issuer’s Class B Common Stock which the Trustee is required to vote as directed by Ms. Ames.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2009	LEWIS R. HOLDING TRUST
UNDER AGREEMENT DATED FEBRUARY 10, 2005

	BY:	THE FIDELITY BANK, TRUSTEE

	By:	/S/ JONATHAN N. PERRY
Jonathan N. Perry
Vice President